

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 8, 2008

Mr. James A. Tassone
Chief Financial Officer
Uni-Pixel, Inc.
8708 Technology Forest Place, Suite 100
The Woodlands, Texas 77381

> **Re: Uni-Pixel, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-49737**

Dear Mr. Tassone:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief